SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    SCHEDULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*





                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00064124W1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                                   Arthur Rock
                            One Maritime Plaza, #1220
                             San Francisco, CA 94111

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 19, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule; including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
------------------------------------------------

CUSIP No.         00064124W1
------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Arthur Rock
---------- ---------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  |_|
    2                                                                                                   (b)  |_|

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS    PF

---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |_|

---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

---------- ---------------------------------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
           NUMBER                     1,664,997 shares of Common Stock(1)
             OF
                             -------- ------------------------------------------------------------------------------
           SHARES               8     SHARED VOTING POWER
        BENEFICIALLY                  None
           OWNED
                             -------- ------------------------------------------------------------------------------
             BY                 9     SOLE DISPOSITIVE POWER
            EACH                      1,664,997 shares of Common Stock(1)
         REPORTING
                             -------- ------------------------------------------------------------------------------
           PERSON               10    SHARED DISPOSITIVE POWER
            WITH                      None
---------------------------- -------- ------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,664,997 shares of Common Stock(1)

---------- ---------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |X|

---------- ---------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.8%
---------- ---------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           IN
---------- ---------------------------------------------------------------------------------------------------------

--------------
(1) Consists of (i) 749,926  shares of Common Stock,  (ii) 400,000  shares of Common Stock issuable upon exercise of
    Common Stock purchase warrants, (iii) 500,000 of Common Stock issuable upon the conversion of Series A Preferred
    Stock and (iv) 15,071 shares of Common Stock  issuable upon exercise of stock  options.  Amount  excludes  2,018 shares of Common  Stock held by Toni Rembe  Rock (the  Reporting  Person's  spouse),  with  respect to which the
    Reporting Person disclaims beneficial ownership.

ITEM 1.           SECURITY AND ISSUER

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock ("Common Stock") of Neurobiological Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1387 Marina Way South, Richmond, California 94804.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is filed on behalf of Arthur Rock (the "Reporting Person").

                  (a)      Arthur Rock

                  (b)      One Maritime Plaza, #1220
                           San Francisco, CA  94111

                  (c)      Venture Capital

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)      United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On November 9, 1999, the Reporting Person purchased 250,000 shares (the "Shares") of Common Stock of the Company (the "Common Stock") and a stock purchase warrant (the "Warrant") to purchase 100,000 shares of Common Stock of the Company (the "Warrant Shares") for an aggregate purchase price of $200,000. The source of funds for the purchase of the Common Shares and the Warrant was the Reporting Person's personal funds. The Reporting Person currently anticipates that the source of funds for the exercise price of the Warrant will be his personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Person purchased the Shares and the Warrant for investment purposes. The Reporting Person does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Person beneficially owned 1,664,997(2) shares of the Issuer's Common Stock, representing approximately 11.8% of the Issuer's outstanding shares of Common Stock.

         (b) Except pursuant to applicable community property laws, the Reporting Person has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of 1,664,997(2) shares of the Issuer's Common Stock.

         (c) On September 15, 1999, the Reporting Person exercised a warrant to purchase 100,000 shares of Common Stock on a net exercise basis, resulting in the issuance of 25,233 shares. On November 9, 1999, the Reporting Person purchased the Shares and the Warrant for an aggregate purchase price of $200,000.

         (d) Except pursuant to applicable community property laws, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person on the date of this Statement.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits hereto:

                  Exhibit A              Form of Subscription Agreement

                  Exhibit B              Form of Warrant

--------------
(2) Consists of (i) 749,926 shares of Common Stock, (ii) 400,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants, (iii) 500,000 of Common Stock issuable upon the conversion of Series A Preferred Stock and (iv) 15,071 shares of Common Stock issuable upon exercise of stock options. Amount excludes 2,018 shares of Common Stock held by Toni Rembe Rock (the Reporting Person's spouse), with respect to which the Reporting Person disclaims beneficial ownership.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


By: /s/ Arthur Rock
    -----------------------------
    Name: Arthur Rock

                                  EXHIBIT INDEX



                                                                    Sequentially
  Exhibit             Document Description                         Numbered Page
  ------              --------------------                         -------------

  Exhibit A           Form of Subscription Agreement

  Exhibit B           Form of Warrant

                                    EXHIBIT A

                                                                  Warrant No. __

                        WARRANT TO PURCHASE A MAXIMUM OF
                      _________ SHARES OF COMMON STOCK OF
                       NEUROBIOLOGICAL TECHNOLOGIES, INC.

                          (Void after __________, 2004)


THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

THIS WARRANT AND THE SHARES PURCHASABLE HEREUNDER ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH HEREIN.


                  This certifies that _____________ (the "Holder"), or assigns, for value received, is entitled to purchase from Neurobiological Technologies, Inc., a Delaware corporation (the "Company"), subject to the terms set forth below, a maximum of __________ fully paid and nonassessable shares (subject to adjustment as provided herein) of the Company's Common Stock (the "Warrant Shares") for cash at a price of $1.75 per share (the "Exercise Price") (subject to adjustment as provided herein) at any time or from time to time up to and including 5:00 p.m. (California Time) on _________, 2004, (the "Expiration Date") upon surrender to the Company at its principal office (or at such other location as the Company may advise the Holder in writing) of this Warrant properly endorsed with the Form of Subscription attached hereto duly filled in and signed and upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. The Exercise Price is subject to adjustment as provided in Section 3 of this Warrant. This Warrant is issued subject to the following terms and conditions:

         1. Exercise, Issuance of Certificates, Reduction in Number of Warrant Shares.

                  1.1 General. This Warrant is exercisable at the option of the Holder of record hereof on or prior to the Expiration Date, at any time or from time to time following its issuance, for all or any part of the Warrant Shares (but not for a fraction of a share) which may be purchased hereunder, as that number may be adjusted pursuant to Section 3 of this Warrant. The Company agrees that the Warrant Shares purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such Warrant Shares as of the close of business on the date on which this Warrant shall have been surrendered, properly endorsed, the completed and executed Form of Subscription delivered, and payment made for such Warrant Shares. Certificates for the Warrant Shares so purchased, together with any other securities or property to which the Holder hereof is entitled upon such exercise, shall be delivered to the Holder hereof by the Company at the Company's expense not later than 10 days after the rights represented by this Warrant have been so exercised. In case of a purchase of less than all the Warrant Shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver to the Holder hereof within a reasonable time a new Warrant or Warrants of like tenor for the balance of the Warrant Shares purchasable under the Warrant surrendered upon such purchase. Each stock certificate so delivered shall be registered in the name of such Holder.

                  1.2 Net Issue Exercise of Warrant. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, Holder may elect to receive shares of Common Stock equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Form of Subscription in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

                           X=       Y (A-B)
                                    -------
                                       A

         Where             X=       the  number of shares of Common  Stock to be
                                    issued to Holder;

                           Y= the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation);

                           A= the fair market value of one share of the Company's Common Stock (at the date of such calculation); and

                           B= Exercise Price (as adjusted to the date of such calculation).

For purposes of the above calculation, the fair market value of one share of Common Stock shall be the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market summary or the last reported sale price of the Common Stock or the closing price quoted on the Nasdaq National Market System or on any exchange on which the Common Stock is listed, whichever is applicable, as published in The Wall Street Journal for the five trading days prior to the date of determination of fair market value.

         2. Shares to be Fully Paid. The Company covenants and agrees that all Warrant Shares, will, upon issuance and, if applicable, payment of the applicable Exercise Price, be duly authorized, validly issued, fully paid and nonassessable, and free of all liens and encumbrances, except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

         3. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the total number of Warrant Shares shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

                  3.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares issuable hereunder proportionately increased, and conversely, in case the outstanding shares of the Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable hereunder proportionately decreased.

                  3.2  Reclassification.  If any reclassification of the capital stock of the Company or any reorganization, consolidation, merger, or any sale, lease, license, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all, of the business and/or assets of the Company (the "Reclassification Events") shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property, then, as a condition of such Reclassification Event lawful and adequate provisions shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities, or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In any Reclassification Event, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the

Exercise Price and of the number of Warrant Shares), shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, or assets thereafter deliverable upon the exercise hereof.

                  3.3 Stock Dividends, etc. Except as hereinafter provided, in case the Company shall at any time after the date hereof issue any shares of Common Stock (including shares held in the Company's treasury) without consideration, then, and thereafter successively upon each issuance, the Exercise Price in effect immediately prior to each such issuance shall forthwith be reduced to a price determined by multiplying the Exercise Price in effect immediately prior to such issuance by a fraction:


                  (a) the numerator of which shall be the total number of shares
                  of  Common  Stock   outstanding   immediately  prior  to  such
                  issuance, and

                  (b) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such issuance.

         For purposes of any computation to be made in accordance with the provisions of this Section 3.3, shares of Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued and to be outstanding at the close of the business on the record date fixed for the determination of stockholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration. Shares of Common Stock issued otherwise than as a dividend, shall be deemed to have been issued and to be outstanding at the close of business on the date of issue.

                  3.4 Notice of Adjustment. Upon any adjustment of the Exercise Price or any increase or decrease in the number of Warrant Shares, the Company shall give written notice thereof, by first class mail postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be prepared and signed by the Company's Chief Financial Officer and shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         4. No Voting or Dividend Rights. Nothing contained in this Warrant shall be construed as conferring upon the holder hereof the right to vote or to consent to receive notice as a shareholder of the Company on any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised.

         5.  Compliance  with  Securities  Act;   Transferability   of  Warrant;
Disposition of Shares of Stock.

                  5.1 Compliance with Securities Act. The Holder of this Warrant, by acceptance hereof, agrees that this Warrant and the Warrant Shares to be issued upon exercise hereof are being acquired for investment and that it will not offer, sell, or otherwise dispose of this Warrant or any Warrant Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the "Act") or any applicable state securities laws. The Holder agrees that the Company is under no obligation to register the Warrants and the Warrant Shares, and Holder acknowledges that the Company does not intend to cause such a registration. This Warrant and all Warrant Shares shall be stamped or imprinted with a legend in substantially the following form:

                  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

                  5.2 Access to Information; Pre Existing Relationship. Holder has had the opportunity to ask questions of, and to receive answers from, appropriate executive officers of the Company with respect to the terms and conditions of the transactions contemplated hereby and with respect to the business, affairs, financial condition and results of operations of the Company. Holder has had access to such financial and other information as is necessary in order for Holder to make a fully informed decision as to investment in the Company, and has had the opportunity to obtain any additional information necessary to verify any of such information to which Holder has had access. Holder further represents and warrants that he has either (i) a pre-existing relationship with the Company or one or more of its officers or directors consisting of personal or business contacts of a nature and duration which enable him to be aware of the character, business acumen and general business and financial circumstances of the Company or the officer or director with whom such relationship exists or (ii) such business or financial expertise as to be able to protect his own interests in connection with the purchase of the Shares.

                  5.3 Warrant Transferable. Subject to compliance with applicable federal and state securities laws under which this Warrant was purchased, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder (except for transfer taxes), upon surrender of this Warrant properly endorsed; provided, however, that the Holder shall notify the Company in writing in advance of any proposed transfer, and if the Company notifies the Holder within 5 business days of receipt of such notice that such person or entity is then engaged in a business that in the reasonable judgment of the Company is in direct competition with the Company, Holder shall not transfer this Warrant or any rights hereunder to such person or entity.

                  5.4 Disposition of Warrant Shares and Common Stock. With respect to any offer, sale, or other disposition of the Warrant or any Warrant Shares, the Holder hereof and each subsequent Holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state law then in effect) of such Warrant or Warrant Shares, as the case may be, and indicating whether or not under the Act certificates for such Warrant or Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to insure compliance with the Act. Upon receiving such written notice and opinion, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of such Warrant or Warrant Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this
Section 5.4 that the opinion of the counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Notwithstanding the foregoing, such Warrant or Warrant Shares may be offered, sold or otherwise disposed of in accordance with Rule 144 under the Act, provided that the Company shall have been furnished with such information as the Company may request to provide reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Warrant or Warrant Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

         6. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

         7. Notices. Any notice, request, or other document required or permitted to be given or delivered to the Holder hereof or the Company shall be delivered or shall be sent by certified mail, postage prepaid, to each such Holder at its address as shown on the books of the Company or to the Company at the address indicated therefor in the first paragraph of this Warrant or such other address as either may from time to time provide to the other.

         8.       Other Notices.  If at any time:

                  (1) the Company shall declare any cash dividend upon its Common Stock;

                  (2) the Company shall declare any dividend upon its Common Stock payable in stock or make any special dividend or other distribution to the holders of its Common Stock;

                  (3) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

                  (4) there shall be any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation; or

                  (5) there shall be a voluntary or involuntary dissolution, liquidation, or winding-up of the Company;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, (a) at least 20 days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, at least 20 days' prior written notice of the date when the same shall take place; provided, however, that the Holder shall make a best efforts attempt to respond to such notice as early as possible after the receipt thereof. Any notice given in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution, or subscription rights, the date on which the holders of Common Stock shall be entitled thereto. Any notice given in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or conversion, as the case may be.

         9. Governing Law. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of California.

         10. Lost Warrants. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

         11. Fractional Shares. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction (calculated to the nearest 1/100th of a share) multiplied by the then effective Exercise Price on the date the Form of Subscription is received by the Company.

         12. No Impairment. The Company will not, by charter amendment or by reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continued validity of this Warrant and the Company's obligations hereunder.

         13. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its officer, thereunto duly authorized as of this ____ day of _________, 1999.

                                        NEUROBIOLOGICAL TECHNOLOGIES, INC.
                                        a Delaware corporation


                                        By:    _________________________________

                                        Name:  _________________________________

                                        Title: _________________________________

                              FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To:  Neurobiological Technologies, Inc.

[Please mark one box]

[ ] The undersigned, the holder of the attached Common Stock Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, (1)_______________ shares of Common Stock of Neurobiological Technologies, Inc. (the "Company") and herewith makes payment of $_______________ therefor, and requests certificates for such shares be issued in the name of, and delivered
         to,_______________                     whose                    address
         is_____________________________________________.

[ ] The undersigned, the holder of the attached Common Stock Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, (1)_______________ shares of Common Stock of the Company and herewith elects to pay for such shares by reducing the number of shares issuable thereunder in accordance with Section 1.2 thereof. The undersigned hereby authorizes the Company to make the required calculation under Section 1.2 of the Warrant.

         The undersigned represents that it is acquiring such Common Stock for its own account for investment and not with a view to or for sale in connection with any distribution thereof.

DATED:   _________________, _____


                                           _____________________________________
                                           (Signature   must   conform   in  all
                                           respects   to  name  of   Holder   as
                                           specified on the face of the Warrant)


                                           Name:________________________________


                                           Title:_______________________________


(1) Insert here the number of shares called for on the face of the Warrant (or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised), in either case without making any adjustments for any stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN TAKEN FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF. THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION AND QUALIFICATION WITHOUT, EXCEPT UNDER CERTAIN SPECIFIC LIMITED CIRCUMSTANCES, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.

THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

                             SUBSCRIPTION AGREEMENT


Neurobiological Technologies, Inc.
1387 Marina Way South
Richmond, California 94804
Attn:  Chief Executive Officer

Gentlemen:

         1. Subscription.

                  (a) The undersigned is hereby purchasing from Neurobiological Technologies, Inc., a Delaware corporation (the "Company"), _____ units (the `Units"), each consisting of (i) five shares (the "Shares") of the Company's Common Stock, $0.001 par value (the "Common Stock"); and (ii) a Common Stock Purchase Warrant, in the form of Exhibit A (the "Warrant"), to purchase two shares of Common Stock. The Shares and the Warrants are referred to herein as the "Securities." The undersigned understands and agrees that the Company is only offering the Shares and the Warrants together as a Unit, and that the Shares and Warrants may only be purchased as a Unit. The purchase price of each Unit shall be $4.00 for an aggregate purchase price of $________ (the "Purchase Price").

                  (b) This subscription is submitted to the undersigned in accordance with and subject to the terms and conditions described in this Subscription Agreement relating to the offering of up to 937,500 Units; with a minimum subscription of 687,500 Units required to consummate the offering. The Company reserves the right to amend, modify and/or withdraw all or a portion of the offering and to increase or decrease the number of Units to be offered hereby.

         2. (a) Purchase Price. The undersigned has tendered, together with this Subscription Agreement, the Purchase Price by electronic wire transfer in accordance with the following instructions:

                  Bank Name                     Wells Fargo Bank
                  Bank Address:                 420 Montgomery Street, 5th Floor
                                                San Francisco, CA 94104
                  ABA#:                         121000248
                  WFB Account #:                4159 427 152

                  For further credit to Acct
                  Neurobiological Technologies, Inc.
                  Attn:  Alice Byrd

or  by  delivery  of  a  bank  check  or   certified   check  made   payable  to
Neurobiological Technologies, Inc. against delivery to the undersigned of a certificate representing the Securities.


                  (b) Closing. The closing of the sale and purchase of the Securities shall occur on the date hereof or on such other date as shall be selected by the Company (the "Closing Date"). The Securities subscribed for under this Subscription Agreement shall not be deemed issued to, or owned by, the undersigned until the Closing Date has occurred.

                  (c) Acceptance or Rejection. The undersigned understands and agrees that the Company reserves the right, in its absolute discretion, to reject this subscription for the Securities in whole or in part, at any time prior to the Closing Date. In the event of rejection of this subscription, or in the event the sale of the Securities is not consummated for any reason within 20 days after the date of this Subscription Agreement (in which event this Subscription Agreement shall be deemed to be rejected), the Company shall cause the return to the undersigned of this Subscription Agreement and the Purchase Price tendered by the undersigned, and this Subscription Agreement thereafter shall be of no force or effect.

         3. Representations and Warranties of the Company. To induce the undersigned to enter into this Subscription Agreement and to purchase the Securities, the Company hereby represents and warrants to the undersigned the following:

                  (a) Organization, Standing, Etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Company has the requisite corporate power and authority to issue the Securities and to perform its obligations under this Subscription Agreement.

                  (b) Valid Issuance. The Securities, when issued and delivered pursuant to the terms of this Subscription Agreement, will be duly authorized, validly issued, fully paid and nonassessable. The shares of Common Stock issuable upon exercise of the Warrants (the "Underlying Securities"), when issued and delivered pursuant to the terms of the Warrants, will be duly authorized, validly issued, fully paid and nonassessable.

                  (c) Corporate Acts and Proceedings. This Subscription Agreement has been duly authorized by all necessary corporate action on behalf of the Company, has been duly executed and delivered by an authorized officer of the Company, is a valid and binding agreement on the part of the Company and is enforceable against the Company in accordance with its terms. All corporate actions necessary to the authorization, creation, issuance and delivery of the Shares, Warrants and the Underlying Securities have been taken by the Company.

                  (d) Compliance with Applicable Laws and Other Instruments. Neither the execution nor delivery of, nor the performance of or compliance with this Subscription Agreement, the issuance of the Shares, the Warrants and the Underlying Securities nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time, result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any asset or property of the Company pursuant to, any material agreement or other material instrument to which the Company is a party or by which it or any of its properties, assets or rights is bound or affected, and will not violate the Company's Certificate of Incorporation or Bylaws.

                  (e) Securities Laws. Based in part upon the representations of the undersigned in Section 5, no consents, authorization, approval, permit or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of this Subscription Agreement or the offer, issuance, sale or delivery of the Shares, the Warrants and the Underlying Securities, other than the filing of a Form D pursuant to Regulation D under the Securities Act of 1933 (the "Act"), the filing of a notice on Form 25102(f) with the State of California and a similar notice with any other state whose laws require such filing, and the qualification thereof, if required, under other applicable state laws which qualification has been or will be effected as a condition of this transaction. Under the circumstances contemplated by this Subscription Agreement, the offer, issuance, sale and delivery of the Shares, the Warrants and the Underlying Securities will not, under current laws and regulations, require compliance with the prospectus delivery or registration requirements of the Act.

                  (f) Capital Stock. Except as set forth on Schedule A attached hereto, the authorized and issued capital stock of the Company is correctly set forth in the audited financial statements of the Company for the fiscal year ended June 30, 1999. All of the outstanding shares of the Company's capital stock are duly authorized and validly issued and are fully paid and nonassessable. Except as described in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 as filed with the Securities and Exchange Commission (the "Commission"), or as set forth on Schedule A, there are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever, other than this Subscription Agreement, pursuant to which the Company is obligated to issue any securities of any kind representing an ownership interest in the Company.

                  (g) Company SEC Filings. The Company has furnished, or made available through the EDGAR Internet web site of the Commission, to the undersigned true and complete copies of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 as filed with the Commission (the "SEC Filing"). As of its filing date, the SEC Filing complied in all material respects with the applicable requirements of the Exchange Act of 1934, as amended (the "Exchange Act"), and the SEC Filing contained no untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                  (h) Repayment of Merz Loans. The Company has given notice to Merz + Co. GmbH & Co. ("Merz") that it will repay outstanding loans from Merz in the aggregate principal amount of $1,200,000 plus accrued interest from the proceeds of this offering.

         4. Transfer Restrictions.

                  (a) The undersigned realizes that the Shares, the Warrants and the Underlying Securities are not registered under the Act, or any foreign or state securities laws. The undersigned agrees that the Shares, the Warrants and the Underlying Securities will not be sold, offered for sale, pledged, hypothecated, or otherwise transferred (collectively, a "Transfer") except in compliance with the Act, if applicable, and applicable foreign and state securities laws. The undersigned understands that the undersigned can only Transfer the Shares, the Warrants and the Underlying Securities pursuant to registration under the Act or pursuant to an exemption therefrom. The undersigned understands that to Transfer the Shares, the Warrants and the Underlying Securities may require in some jurisdictions specific approval by the appropriate governmental agency or commission in such jurisdiction.

                  (b) To enable the Company to enforce the transfer restrictions contained in Section 4(a), the undersigned hereby consents to the placing of legends upon, and stop-transfer orders with the transfer agent of the Common Stock with respect to, the Shares, the Warrants and the Underlying Securities.

         5. Representations and Warranties. To induce the Company to accept the undersigned's subscription, the undersigned hereby represents and warrants to the Company that:

                  (a) the undersigned, if an individual, has reached the age of majority in the jurisdiction in which he/she resides, is a bona fide resident of the jurisdiction contained in the address set forth on the signature page of this Subscription Agreement; is legally competent to execute this Subscription Agreement; and does not intend to change residence to another jurisdiction;

                  (b) the undersigned, if an entity, is duly authorized to execute this Subscription Agreement and this Subscription Agreement, when executed and delivered by the undersigned, will constitute a legal, valid, and binding obligation enforceable against the undersigned in accordance with its terms; and the execution, delivery, and performance of this Subscription Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other necessary action on the part of the undersigned;

                  (c) the Shares, Warrants and Underlying Securities subscribed for hereby are being acquired by the undersigned for investment purposes only, for the account of the undersigned and not with the view to any resale or distribution thereof, and the undersigned is not participating, directly or indirectly, in a distribution of such Shares, Warrants and Underlying Securities and will not take, or cause to be taken, any action that would cause the undersigned to be deemed an "underwriter" of such Shares, Warrants and Underlying Securities as defined in Section 2(11) of the Act;

                  (d) the undersigned has had access to all materials, books, records, documents, and information relating to the Company, including (i) the SEC Filings and (ii) the Proxy Statement relating to the Company's 1998 annual meeting;

                  (e) the undersigned acknowledges and understands that investment in the Securities involves a high degree of risk, including without limitation the risks set forth in the SEC Filing under the captions "Risks Associated with Product Development,"

"Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in the Company's Form 10-KSB;

                  (f) the undersigned acknowledges that the undersigned has been offered an opportunity to ask questions of, and receive answers from, officers of the Company concerning all material aspects of the Company and its business, and that any request for such information has been fully complied with to the extent the Company possesses such information or can acquire it without unreasonable effort or expense;

                  (g) the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Company and can afford a complete loss of his investment in the Company;

                  (h) the undersigned has never been notified by the Internal Revenue Service that the undersigned is subject to backup withholding;

                  (i) the undersigned recognizes that no governmental agency has passed upon the issuance of the Shares or made any finding or determination as to the fairness of this investment;

                  (j) if the undersigned is purchasing the Securities subscribed for hereby in a representative or fiduciary capacity, the representations and warranties contained herein shall be deemed to have been made on behalf of the person or persons for whom such Securities are being purchased;

                  (k) the undersigned has not entered into any agreement to pay commissions to any persons with respect to the purchase or sale of the Securities, except commissions for which the undersigned will be responsible; and

                  (l) the undersigned is an "Accredited Investor" as that term is defined in Section 501(a) of Regulation D promulgated under the Act. Specifically the undersigned is (check appropriate item(s)):

[ ] (i) a bank as defined in Section 3(a)(2) of the Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Exchange Act; an insurance company as defined in Section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000, an employee benefit plan within the meaning of the Employment Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
           Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

[ ] (ii) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

[ ] (iii) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring Shares, with total assets in excess of $5,000,000;

[ ]        (iv)   a director or executive officer of the Company;

           (v) a natural person whose  individual net worth,  or joint net worth
[ ] with that person's spouse, at the time of his or her purchase exceeds $1,000,000;

[ ] (vi) a natural person who had an individual income (not including his or her spouse's income) in excess of $200,000 in 1997 and 1998 or joint income with his or her spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching such income level in 1999;

[ ] (vii) a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Shares, whose purchase is directed by a person having such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks entailed in the purchase of Shares; or

[ ] (viii) an entity in which all of the equity owners are Accredited Investors. (If this alternative is checked, the undersigned must identify each equity owner and provide statements signed by each demonstrating how each is qualified as an Accredited Investor.)

         6. Registration of Shares. On or before a date that is 30 days after the Closing Date, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-3 to register for resale pursuant to Section 5 of the Act the Shares and the Underlying Securities sold and issued to the undersigned in accordance with this Subscription Agreement. The Company will use its best efforts to cause such registration statement to be declared effective and to remain available for the resale of such shares and securities for a period of 12 months from the effective date, provided, however, that the Company may suspend the use of the prospectus constituting part of the registration statement for up to two periods of 60 days each in the event the Company determines, in its sole judgment, that such prospectus is incomplete, inaccurate or omits to disclose any information required to be included therein, and provided further, that the period during which the registration statement will remain available shall be extended by any period in which the Company invoked its right to suspend the use of the prospectus. In the event of any such suspension, the Company will promptly notify the undersigned subscriber of the suspension and use its best efforts to amend or supplement the registration statement, and the prospectus constituting a part thereof, within said 60-day period to enable the use of the amended or supplemented prospectus for the resale of the shares and securities covered thereby. The Company will provide the undersigned with such copies of the prospectus, or any amended or supplemented prospectus, as the undersigned may reasonably request. The undersigned agrees to cooperate with the Company in preparing and filing the aforesaid registration statement, and any amendment or supplement thereto, and to provide the Company with such information and documentation as the Company may reasonably request. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to maintain the effectiveness of any registration statement, or to update, amend or supplement such registration statement or any prospectus constituting a part thereof, after the undersigned shall become eligible to sell all of his shares, or remaining shares, under Rule 144 of the Act within any three-month period without volume limitations.

         7. Further Documents. The undersigned agrees that it will execute such other documents as may be necessary or desirable in connection with the transactions contemplated hereby.

         8. Modification. Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge, or termination is sought.

         9. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service and delivered (in person or by telecopy, telex or similar telecommunications equipment) against receipt to the party to whom it is to be given, (i) if to the Company, at its address set forth on the first page hereof, (ii) if to the undersigned, at its address set forth on the signature page hereto, or (iii) in either case, to such other address as the party shall have furnished in writing in accordance with the provisions of this
Section 9. Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this
Section 9 shall be deemed given at the time of receipt thereof.

         10. Counterparts. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each such counterpart shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

         11. Entire Agreement. This Subscription Agreement contains the entire agreement of the parties with respect to the subject matter hereof and there are not representations, covenants or other agreements except as stated or referred to herein.

         12. Severability. Each provision of this Subscription Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

         13. Assignability. This Subscription Agreement is not transferable or assignable by the undersigned.

         14. Applicable Law. This Subscription Agreement has been negotiated and consummated in the State of California and shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflict of laws.

         15. Choice of Jurisdiction. Any action or proceeding arising, directly, indirectly, or otherwise, in connection with, out of or from this Subscription Agreement, any breach hereof or any transaction covered hereby shall be resolved within San Francisco, California. Accordingly, the parties consent and submit to the jurisdiction of the United States federal and state courts located within San Francisco, California.

         16. Taxpayer Identification Number. The undersigned verifies under penalties of perjury that any Taxpayer Identification Number or Social Security Number shown on the signature page hereto is true, correct, and complete.

         17. Pronouns. Any personal pronoun shall be considered to mean the corresponding masculine, feminine, or neuter personal pronoun, as the context requires.

    IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this __ day of ___________, 1999.

Number of Units Subscribed for: ________ Units

INDIVIDUAL SUBSCRIBER:                      ENTITY SUBSCRIBER:


______________________________________      ____________________________________
(Signature of Subscriber)                   (Print Name of Subscriber)


______________________________________      By: ________________________________
(Typed or Printed Name
)                                           Name: ______________________________

                                            Title: _____________________________

______________________________________      ____________________________________
(Residence Address)                         (Address)

______________________________________      ____________________________________
(City, State and Zip Code)                  (City, State and Zip Code)

______________________________________      ____________________________________
(Telephone Number)                          (Telephone Number)

______________________________________      ____________________________________
(Telecopier Number)                         (Telecopier Number)

______________________________________      ____________________________________
(Tax I.D. or Social Security Number)        (Tax I.D. or Social Security Number)


ACCEPTED:

NEUROBIOLOGICAL TECHNOLOGIES, INC.

By: ________________________________________
Name:  Paul Freiman
Title: Chief Executive Officer and President

Date:  ________________________, 1999

                                   Schedule A


Subsequent to June 30, 1999, the Company issued 195,950 shares of Common Stock and Warrants to purchase 78,380 shares of Common Stock in a private financing.